File No.

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                            FORM 10-SB12G/A


                   GENERAL FORM FOR REGISTRATION OF
           SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION
           12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


              U.S. Harvest Medical Technologies Corporation
     ------------------------------------------------------------------
              (Name of Small Business Issuer in its charter)

             Maryland                                  52-2037424
----------------------------------------   ----------------------------
  (State or other jurisdiction or                   (I.R.S. Employer
   incorporation or organization)                   Identification No.)

 One East Chase Street. Baltimore, Md.                    21202
----------------------------------------   ----------------------------
(Address of principal executive offices)                (Zip Code)

Issuer's telephone number (410) 244-6570
                          --------------

Securities to be registered pursuant to Section 12(b) of the Act. None

   Title of each class                       Name of each exchange on
                                             which registered
-------------------------------------      ----------------------------

-------------------------------------      ----------------------------

Securities to be registered pursuant to Section 12(g) of the Act.

                    Common Stock - $0.0038 Par Value
-----------------------------------------------------------------------
                            (Title of Class)

-----------------------------------------------------------------------
                            (Title of Class)





                          1 of 188 Total Pages




                      FORWARD LOOKING STATEMENTS


U.S. Harvest Medical Technologies Corporation (hereinafter referred to as the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plan," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its customers. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number or risk factors, including: competitive actions; lack of available financing; and general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the U.S. Securities and Exchange Commission.


                           TABLE OF CONTENTS


PART I

Item 1.  Description of Business   ............................. 3

Item 2.  Management's Discussion and Analysis or
         Plan of Operation   ................................... 6

Item 3.  Description of Property   ............................. 7

Item 4.  Security Ownership of Certain Beneficial
         Owners and Management   ............................... 8

Item 5.  Directors and Executive Officers, and
         Promoters and Control Persons   ....................... 9

Item 6.  Executive Compensation   .............................. 12

Item 7.  Certain Relationships and Related Transactions   ...... 12

Item 8.  Description of Securities   ........................... 13


PART II

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Related Stockholder Matters   ....... 14

Item 2.  Legal Proceedings   ................................... 14

Item 3.  Changes in and Disagreements with Accountants   ....... 14

Item 4.  Recent Sales of Unregistered Securities   ............. 14

Item 5.  Indemnification of Directors and Officers   ........... 14

PART F/S

Item 1.  Preliminary Prospectus   .............................. 16

Item 2.  Financial Statements   ................................ 49

PART III

Item 1.  Index to Exhibits   ................................... 57

Item 2.  Description of Exhibits   ............................. 57



                                 PART I

ITEM 1. DESCRIPTION OF BUSINESS

    (a) U.S. Harvest Medical Technologies Corporation (hereinafter referred to as the "Company") is filing this Form 10 SB on a voluntary basis in order to make its financial and other information equally available to any interested parties or investors.

        The Company was incorporated September 29, 1997 pursuant to the laws of the State of Maryland, as a physician controlled organization for the purposes of providing comprehensive laboratory services to CLIA approved laboratories throughout the Maryland community, at large, primarily for tumor sensitivity/resistance analysis and identification of the genetic variations of hematopoetic malignant disease causing microorganisms i.e., HIV that lead to cancers, in man. The Company intends to market proprietary enzyme technologies for use in the field of pharmacogenomics in the detection of single nucleotide polymorphisms (SNPs). Other Federally licensed technologies will be marketed for use in clinical medicine for patient progress monitoring by detecting the presence of circulating cancerous and pre-cancerous tumor cells in blood, amniotic fluids, bone marrow and urine.

        The Directors feel now is the time to either pursue commercial development of the AMERICA TEST and its products i.e., the Bactobridge (Bactos) and genetic identification technologies independently, or seek to attract major corporations for that purpose through agreements which would allow mutual participation in the success of its work on a long term basis.

    (b) Business of Company.

        1. The Corporation is a new company without any operating history and has generated no revenues to date and has not offered any products to the general public. At the present time, the Company is dependent upon the efforts of medical and health care professionals, business executives and support staff (see "Management of the Company"). The Company intends to enter into goal-oriented laboratory testing contracts with scientists and professors from the University of Maryland School of Medicine and the University of Maryland Medical System. The Company has also signed Proprietary Information Agreements with the InterContinental Telecommunications Corporation ("InterContel") and the Laboratory Corporation of America (Lab Corp).

        2. Not applicable.

        3. None.

        4. The Company along with others believes competition in the industry will be based on technological superiority, the availability of patent protection, and ability to commercialize technological developments.

        5. Not applicable.

        6. Not applicable.

        7. In the United States, although a patent has a statutory presumption of validity, the issuance of a patent is not conclusive as to such validity or as to the enforceable scope of the claims therein. Nevertheless, the Company has several patents currently pending on all products and processes, including with the Patent Cooperative Treaty ("PCT").

        8. The Bactos and several components of the AMERICA TEST have received AMA, Medicaid and FDA clearance [510 (k) registration number #936123], which authorizes its use for rapid antibiotic analysis and tumor and chemosensitivity testing.

        9. On April 18, 2000 the Company signed an Agreement with the Department of Health and Human Services (DHHS) to use patented technology developed by the National Cancer Institutes for use in the field of Pharmacogenomics.

           On February 7, 2000 the Company received authorization to begin using the AMERICA TEST in the University of Maryland Medical Systems.

           From December 27 - 30, 1999, the Company participated in genetic engineering experiments along with Senior Scientist from the Department of Pathology at the University of Maryland School of Medicine aimed at commercialization of restriction enzyme technologies.

           On November 16, 1999, the National Medicare Laboratory and Diagnostic Service Panel concluded that a group of clinical laboratory tests known as human tumor assay systems such as the AMERICA TEST show clinical utility.

           On November 4, 1999 the Company signed an Agreement with the Office of Research Development at the University of Maryland in Baltimore to sponsor the Re-issue and legal defense of patented biologic technologies developed in the Department of Pathology of the School of Medicine of the University of Maryland.

           From June 2, 1998 thru February, 1999 the Company (under the direction of University of Maryland Scientist) conducted accuracy and performance tests with live bacterial and human cancerous tissue in the Bactobridge at the Beta Testing facility at the University of Maryland in Baltimore.

           On March 26, 1998, the Institutional Review Board for the University of Maryland approved the Company's protocol for the use of the Bactobridge for tumor response tests to be performed at the Department of Medical and Research Technology (DMRT) at the University of Maryland School of Medicine.

           On July 2, 1997, the Company received authorization from the Maryland Medical Care Policy Administration of the
           Department of Public Health and Mental Hygiene for reimbursement for the use of the Bactobridge.

       10. approximately three hundred fifty thousand dollars
           ($350,000) has been spent for each of the past two fiscal years on research and development, none of the cost has been borne by future customers.

       11. None.

       12. Five.

    (c) Reports to securities holders.

        1. The Company is presently not required to deliver annual reports to security holders, but will send an annual report, including audited financial statements, in the future.

        2. The Company is presently not a reporting company and does not file reports with the Securities and Exchange
           Commission.

        3. The public may read and copy all materials the Company files with the U.S. Securities and Exchange Commission (the "SEC") at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

    (d) Not applicable.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

    (a) Not Applicable.

    (b) Management's Discussion and Analysis of Financial Condition and Results of Operations.

        1. Without a successful offering, the Company will not have the financial resources required to accomplish its purposes. The Company has no alternative source of liquidity other than this offering and its current cash assets.

           The Company has made no material commitments for capital expenditures. The Company is solely dependent upon the successful offering of these shares as its source of funds required to market the America Test and other patented technologies. The Company may consider the possibility of offering additional shares for sale to the public at some time in the future. Any such additional offering would be dependent upon the Company's assessments of a number of factors including the need for additional funding, current economic and market conditions and the market demand for the shares.

           The Company intends to enter into goal oriented performance contracts with scientists and physicians from the University of Maryland Medical System for patient care and much of its product development activities, upon successful completion of this offering. The Company believes that during this period there will be no significant adverse impact from inflation and changing prices on the Company's operation

           (i) At present there are no trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity.

           (ii)   Not Material.

           (iii) At present there are no material commitments for capital expenditures, except for the management of its own business affairs.

           (iv) There are no known trends, events or uncertainties that have or that are reasonably expected to have a material impact on the revenues from operations.

           (v)    Not applicable

           (vi) The general and administrative expenses for the years 1998 and 1999 remained the same due to no changes in management.


           (vii)  None.

        2. Not applicable.


ITEM 3. DESCRIPTION OF PROPERTY.

    (a) Company's office is located at One East Chase Street,
        Baltimore, Maryland 21209. Upon successful completion of this offering, the Company intends to lease/purchase additional modest office and executive housing facilities in the Baltimore metropolitan area.

    (b) Investment Policies.

        1. Not applicable.

        2. Not applicable.

        3. Not applicable.

    (c) Description of Real Estate and Operating Data.

        1. Not applicable.

        2. Not applicable.

        3. The Company rents its office facilities pursuant to an Office Rental Agreement, dated May 1, 1998, between The Belvedere Condominiums and the Hartech Corporation. The term of the agreement is month-to-month, for $250.00 per month, plus its share of the operating costs of the facility, and other expenses (i.e., phones).

        4. Not applicable.

        5. Not applicable.

        6. In the opinion of management, the Company's property is adequately covered by insurance.

        7. Not applicable.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

    (a) Security Ownership of Certain Beneficial Owners.

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  (1)                 (2)                       (3)           (4)
TITLE OF   NAME AND ADDRESS                  AMOUNT AND     PERCENT
 CLASS     OF BENEFICIAL                     NATURE OF         OF
               OWNER                         BENEFICIAL      CLASS
                                             OWNER

Common     W.L. Robinson, Jr.,
           2517 Quantico Avenue,             128,628,717      39%
           Baltimore, Maryland 21215

Common     R. Benjamin Dawson
           5404 Iron Pen Place                35,793,950      11%
           Columbia, Maryland 21114

Common     J.R. Hurtt
           5962 Greenmeadow Pkwy,             22,388,000       7%
           Baltimore, Md. 21209

Common     M.E. Robinson
           2517 Quantico Avenue               20,971,000       6%
           Baltimore, Maryland 21244-2505

Common     Spencer L. McCain
           3319 Rogers Avenue                12,025,000        5%
           Baltimore, Maryland 21215

Common     Hartech Corporation and
           Other Directors/Officers          48,750,000       15%
           as a group

    (b) Security Ownership of Management.

    -------------------------------------------------------------------
  (1)                 (2)                       (3)           (4)
TITLE OF   NAME AND ADDRESS                  AMOUNT AND     PERCENT
 CLASS     OF BENEFICIAL                     NATURE OF         OF
               OWNER                         BENEFICIAL      CLASS
                                             OWNER

Common     W.L. Robinson, Jr.,
           2517 Quantico Avenue,             128,628,717      39%
           Baltimore, Maryland 21215

Common     R. Benjamin Dawson
           5404 Iron Pen Place                35,793,950      11%
           Columbia, Maryland 21114

Common     J.R. Hurtt
           5962 Greenmeadow Pkwy,             22,388,000       7%
           Baltimore, Md. 21209

Common     M.E. Robinson
           2517 Quantico Avenue               20,971,000       6%
           Baltimore, Maryland 21244-2505

    (c) Changes in Control.

        None.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, AND PROMOTERS AND CONTROL PERSONS.

    (a)   Identify directors and executive officers.

Name                                  Age            Position

William L. Robinson, Jr.              51      Chairman of the Board of
                                              Directors & CEO

R. Benjamin Dawson, MD                65      President and a Director

Martha E. Robinson                    53      Corporate Secretary

John R. Hurtt                         52      Chief Information Officer
                                              and a Director
Frances M. Dawson                     58      Director

Christopher F. Frampton, Eur. Ing     52      Director

Raymond K. Robinson                   36      Director

Robert F. Dashiell, Esq.              53      Special Counsel



William L. Robinson, Jr., Chairman of the Board of Directors and Chief Executive Officer, is a founder and has been with the Company since its inception. Although working for the Company, he is the Chairman & CEO of the Hartech Corporation, a Maryland Corporation. Mr. Robinson has over two decades of biomedical research experience in the sciences of stimulation of the natural immune system through the induction of human interferons, the electro-biophysics of human tumor cells and pathogenic microorganisms and the reconstitution of nutritional deficiencies in shellfish after irradiation processing. Mr. Robinson successfully co-authored the Company's application [510-(k) 96123] presented to the FDA for the use of electrical impedance technologies in rapid antibiotic, chemosensitivity and tumor cell analyses. He is co-author of several patents pending. He received his education in the biomedical sciences at major American Universities including the University of Wisconsin (Madison) and the Johns Hopkins
University and is a former member of the Atomic Industrial Forum, the American Society for the Testing of Material (ASTM) and Who's Who in Science and Technology. Mr. Robinson devotes his full time to the affairs of the combined Companies.

Roy Ben Dawson, MD, President of the Company and Chairman of the Board of Scientific Advisors has been with the Company since its inception. In addition to working for the Company he is the President of the Hartech Corporation, a Maryland Corporation. Dr. Dawson is a fully trained internist specializing in medicine and hematology and a full professor of pathology. He is certified in transfusion medicine. Dr. Dawson devotes his full time to the affairs of the combined Companies.

John R. Hurtt, Chief Information Officer and a Director has been with the Company since its inception. Mr. Hurtt is an engineer with over 28 years of applied knowledge in the health sciences with a specialty in medical diagnostic digital imaging systems. He is the co-author of the Company's intellectual property and its FAP petition. He is licensed under the Code of Maryland Regulation (COMAR) 26.12.01.01 B.5 (Application for registration of services and servicing Service - Registration Number 019-02 - Radiation Machine Program, State of Maryland, Department of the Environment) and has performed engineering duties in various modalities, including radiology, radiation therapy, cardio-vascular, neuroangio and ultrasound. Prior to working for the Company he was the acting Chief Information Officer of the Hartech Corporation, a Maryland Corporation for the past 10 years. Mr. Hurtt devotes his full time to the affairs of the combined Companies.

Martha Elaine Robinson, Corporate Secretary/Treasurer and a Director have been with the Company since its inception. Mrs. Robinson was a former Employer for the Md. Court System for over a decade. Prior to working for the Company she was the acting Corporate Secretary and Vice President of Internet Services of the Hartech Corporation, a Maryland Corporation for the past 10 years. Mrs. Robinson devotes her full time to the affairs of the combined Companies.

Frances M. Dawson, a member of the Board of Directors is currently and has been for the past 23 years the director and conductor of the Columbia Pro Cantare Chorus in Columbia, Maryland.

Christopher F. Frampton, Eur. Ing., is the European member of the
Company's Board of Directors and currently the managing partner for the

SNS Bioengineering Corporation in London England.

Raymond K. Robinson is a Director of the Company.

Robert F. Dashiell, Esq., Special Counsel. Mr. Dashiells currently practices law in the State of Maryland and has done so for over 20 years specializing in securities and corporate law.


        5. None.

    (b) Identify Significant Employees.

        All management.

    (c) Family Relationships.

        William L. Robinson, Jr. is married to Martha E. Robinson. They are the Sister and Brother in Law of John R. Hurtt and Raymond K. Robinson. Frances M. Dawson is married to R.
        Benjamin Dawson, M.D.

    (d) Involvement in Certain Legal Proceedings.

        1. None.

        2. None.

        3. None.

        4. None.


ITEM 6. EXECUTIVE COMPENSATION.

    (a) General.

        1. None.

        2. None.

    (b) Summary Compensation Table.

        Not applicable.

    (c) Option/SAR Grants Table.

        Not applicable.

    (d) Aggregated Option/SAR Exercises and Fiscal Year-End
        Option/SAR Value Table.

        Not applicable.

    (e) Long-Term Incentive Plan ("LTIP") Awards Table.

        Not applicable.

    (f) Compensation of Directors.

        1. Directors of the Company receive $175.00 for each regularly scheduled meeting of directors, and $350.00 for each specially scheduled meeting, plus normal out-of-pocket expenses incurred to attend said meetings.

        2. None.

    (g) Employment Contracts and Termination of Employment and
        Change-in-Control Arrangements.

        Included by reference (exhibit).

    (h) Reporting On Repricing of Options/SAR's.

        Not applicable.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

    (a) On December 7, 1999 the Company entered into an Exclusive
        Licensing Agreement with the Hartech Corporation to market and further develop its medically related technologies.

    (b) Not applicable.

    (c) The Hartech Corporation, a Maryland Corporation, owns 3% of the outstanding shares of the Company.

    (d) Transactions With Promoters.

        1. None.

        2. None.


ITEM 8. DESCRIPTION OF SECURITIES.

    (a) Common Stock.

        1. The authorized capital of the Company includes 375,000,000 shares of Common Stock, par value $.0038 per share, of which 329,700,221 shares were outstanding as of January 1, 2000. All outstanding shares are fully paid and non-assessable. The holders of the Company's Common Stock are entitled to one vote per share, to receive such dividends as legally may be declared by the Board of Directors, and upon liquidation, to receive any net assets of the Company after the liquidation and rights of preferred stock shareholders if any, have been satisfied. There are no pre-emptive, conversion, cumulative voting, or redemption rights applicable to the Common Stock. The Directors and Executive Officers have entered into an agreement with the Company restricting their dividends and liquidation rights. Holders of the Common Stock are entitled to a pro-rata share in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefore.

        2. Not applicable.

        3. None.

        4. None.

    (b) Debt Securities.

        1. Not applicable.

        2. Not applicable.

        3. Not applicable.

        4. Not applicable.

    (c) Other Securities To Be Registered.

        None.

Transfer Agent

The Company has selected the Securities Transfer Corporation
(STCTransfer.com) as the Transfer Agent and the Registrar for the Company's Securities


                               PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

We have no market activity in our stock as of this filing. We have approximately 900 stockholders of record holding 329,700,221 common shares. 19,037,221 shares are free trading and 310,663,221 shares are restricted stock as that term is defined in Rule 144. We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.


ITEM 2. LEGAL PROCEEDINGS

We are not a party to any proceedings or threatened proceedings as of the date of this filing.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have had no change in, or disagreements with, our principal independent accountant during our last two fiscal years.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

No securities have been sold.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Maryland General Corporation Law contains various provisions entitling directors, officers, employees or agents of the Company to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees, as the result of an action or proceeding (whether civil, criminal, administrative or investigative) in which they may be involved by reason of being or having been a director, officer, employee or agent of the Company provided said persons acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Company (and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the conduct complained of was unlawful). The By-laws of the Company provide that the indemnification provisions of any applicable law are to be utilized to the fullest extent permitted.

Limitation on liability of Directors

The Maryland General Corporation Law permits a corporation, through its certificate of Incorporation, to exonerate its directors from personal liability to the corporation, or to its stockholders, for monetary damages for breach of fiduciary duty of care as a director, with certain exceptions. The exceptions include a breach of the director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, improper declarations of dividends, and transactions from which the directors derived an improper personal benefit. The Company's Certificate of Incorporation exonerates its directors from monetary liability to the extent permitted by this statutory provision. The Company has been advised that it is the position of the Securities and Exchange Commission that insofar as the foregoing provision is against public policy as expressed in the Act and is therefore unenforceable.


                               PART F/S

ITEM 1.  Preliminary Prospectus

AN OFFERING STATEMENT PURSUANT TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME A PROSPECTUS WHICH IS NOT DESIGNATED AS A PRELIMINARY PROSPECTUS IS DELIVERED AND THE OFFERING STATEMENT FILED WITH THE COMMISSION BECOMES QUALIFIED. THIS PRELIMINARY PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO BUY SECURITIES IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION OF SALE WOULD BE LAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PRELIMINARY PROSPECTUS

             U.S. Harvest Medical Technologies Corporation

                             625,000 Shares
                                   Of
                      Common Stock (par value $.003)

                         One East Chase Street
                       Baltimore, Maryland 21202
                     PH: (410) 244-6570 & 244-6580
                          FX: (410) 244-6620
                       Http://www.ushmedtech.com


THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SUBSTANTIAL RISK FACTORS INCLUDING: (1) THE COMPANY IS A NEW INCEPTION STAGE BUSINESS WITH NO HISTORY OF OPERATIONS (2) THERE ARE NO DIVIDENDS AND (3) IMMEDIATE AND SUBSTANTIAL DILUTION OF NET TANGIBLE BOOK VALUE PER SHARE FROM THE PUBLIC OFFERING PRICE (SEE "DILUTION"). THE PURCHASE OF THESE SECURITIES SHOULD BE CONSIDERED BY PERSONS WHO CAN AFFORD TO SUSTAIN A TOTAL LOSS OF THEIR INVESTMENT (SEE "RISK FACTORS" AND "DILUTION").

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR COMPLETENESS OF ANY PROSPECTUS OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PUSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION FOR SALE IN THE STATE OF MARYLAND PURSUANT TO REGISTRATION WITH THE DIVISION OF SECURITIES OF THE OFFICE OF THE ATTORNEY GENERAL OF MARYLAND, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THE PROSPECTUS IS TRUE, COMPLETE, AND IS NOT MISLEADING, NOR HAS THE DIVISION OF SECURITIES PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

-----------------------------------------------------------------------
                   Price to        Underwriting         Proceeds to
                   Public          Discounts and        Company (2)
                                   Commissions (1)
-----------------------------------------------------------------------
Per Share
Total                  $8              $.00                $8

Total Minimum       $110,000           $.00             $110,000

Total Maximum     $5,000,000           $.00            $5,000,000
-----------------------------------------------------------------------


IN CONNECTION WITH THIS OFFERING, THE COMPANY MAY OVER ALLOT OR EFFECT TRANSACTIONS OR MAINTAIN THE MARKET PRICE OF THE SHARES BEING SOLD AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. MANAGEMENT RESERVES THE RIGHT TO TERMINATE THIS OFFERING ON ANY DATE AFTER THE MINIMUM OF $110,000 IS RAISED.

THE SHARES OF THE COMMON STOCK ARE BEING OFFERED BY THE COMPANY ON A BEST EFFORTS BASIS THROUGH ITS EXECUTIVE OFFICERS WHO WILL NOT RECEIVES ANY COMMISSIONS.

     Until November 4, 2000 all persons affecting transactions in these securities, whether or not participating in this distribution may be required to deliver a prospectus.

     No dealer, salesman or other person is authorized to give any information or to make any representations not contained in this prospectus in connection with the offer made hereby, and, if relied upon as having been authorized by the Company or any underwriter. This prospectus does not constitute an offer to sell or a solicitation of an offer to but the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation would be unlawful. The delivery of this prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.

1/    No underwriting discounts or commissions will be paid or deducted from the proceeds on sales through the Company's executive officers.

2/    Before deducting expenses payable by the Company in connection with the sale of the shares i.e., prospectus fees and expenses, securities printing, transfer and issuance, legal, etc.

THE SHARES OF COMMON STOCK ARE BEING OFFERED TO THE PUBLIC BY THE
COMPANY WHEN, AS AND IF RECEIVED BY IT, SUBJECT TO THE PRIOR SALE, TO WITHDRAWAL OF THE OFFER WITHOUT NOTICE, TO THE APPROVAL OF COUNSEL AND TO CERTAIN OTHER CONDITIONS.


The date of this Preliminary Prospectus is August 4, 2000


                     PRELIMINARY PROSPECTUS SUMMARY

      The following summary is qualified by the more detailed information elsewhere in this prospectus. Prospective investors in the Company should carefully consider the factors set forth herein under the caption "Risk Factors" and must be read in conjunction with, the detailed information and financial statements appearing elsewhere in this prospectus.


                              THE COMPANY

      New technologies coming from the fields of molecular and cellular biology are able to identify genetic as well as antigenic changes during the early stages of malignant progression. The Company was formed as a physician controlled organization, whose products and services will be used in the efforts to provide comprehensive laboratory services to CLIA approved laboratories throughout the Maryland community, at large, primarily for (1) tumor sensitivity/resistance analysis and identification of genetic variations of hematopoetic malignant disease causing microorganisms i.e., HIV that lead to cancers, in man and (2) for detection of the presence of circulating cancerous and pre-cancerous tumor cells in blood and other sterile human body fluids and bone marrow and urine. The Directors feel now is the time to either pursue commercial development of the AMERICA TEST and its products i.e., the Bactobridge (Bactos) and genetic identification [single nucleotide polymorphisms
(SNPs)] technologies independently, or seek to attract major corporations for that purpose through agreements, which would allow mutual participation in the success of its work on a long-term basis. The Bactos and several components of the AMERICA TEST have received AMA, Medicaid and FDA clearance [510 (k) registration number #936123], which authorizes its use for rapid antibiotic analysis and tumor and chemosensitivity testing (See "Use of Proceeds" & "Business of the Company").

Business of the Company

      U.S. Harvest Medical Technologies Corporation [NASDAQ Ticker Symbol USHM (reserved)] is a new company without any operating history and has generated no revenues to date (see "Risk Factors; Start-up - Developmental Stage Company"). At the present time, the Company is dependent upon the efforts of medical and health care professionals, business executives and support staff (see "Management of the Company"). The Company intends to enter into goal-oriented laboratory testing contracts with scientists and professors from the University of Maryland School of Medicine and the University of Maryland Medical System). The Company has also signed Proprietary Information Agreements with the InterContinental Telecommunications Corporation ("InterContel") and the Laboratory Corporation of America (Lab Corp) (see "Business of the Company" - "Use of Proceeds").

      Substantially all of the Company's revenues will come from equipment user fees, sales and service, leasing and licensing fees. The Company was incorporated in the State of Maryland in September 1997 (see "Financial Statement"). The principal executive office is located at One East Chase Street Baltimore, Maryland 21202. The Company's e-mail address is Bactow@aol.com.

The Company's Management

      Upon consummation of the Offering, the Company will have a seven member Board of Directors (the "Board") several of whom have management authority for the Company (see "Management").


                             THE OFFERING

-----------------------------------------------------------------------
Purchase Price        The Purchase price for the Company's common stock
                      is $8 per share.

Voting Rights         After completion of this offering, even if all of
                      the shares of Common Stock are sold, the Directors and Officers will continue to own approximately 99% of the Company's outstanding
                      Common Stock. If only the minimum number of 13,750 shares of Common Stock is sold, the Shareholders and the Directors will continue to own approximately 99% of the Company's outstanding stock. Accordingly, the Directors will in any event be able to elect all of the members of the board and will have the legal ability to cause the company to declare or refrain from declaring dividends, to increase the authorized capital, to issue more capital stock and generally direct the affairs of the Company.

Use of Proceeds       Substantially all of the proceeds from the
                      Offering will be used to fund organizational and marketing expenses (see "Use of Proceeds").

Risk Factors          The acquisition of shares from the Company
                      involves a number risk see "Risk Factors").


Terms of the          The Company is offering the Common Stock on a
Offering              "best efforts" basis by the Company. The
                      Executive Officers and Directors of the Company
                      are issuer agents in connection with the sale of
                      the securities. No underwriting discounts sale
                      fees or commissions will be paid to any entity in
                      connection with the Offering (except under
                      certain circumstances see "Underwriting
                      Agreement").
-----------------------------------------------------------------------


                              RISK FACTORS

AN INVESTMENT IN THE SHARES OFFERED FOR PURCHASE HEREBY IS AN EXTREMELY SPECULATIVE INVESTMENT AND INVOLVES A HIGH DEGREE OF RISK. ACCORDINGLY, THE SHARES SHOULD BE ACQUIRED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PRIOR TO PURCHASING ANY SHARES, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER ALONG WITH OTHER MATTERS REFERRED

TO HEREIN, THE FOLLOWING RISK FACTORS:

1. Start up-Development Stage Company. The Company is in the development stage and its operations are subject to all the risk inherent in the establishment of a "new" business enterprise, including the absence of a substantial operating history and no earnings and the likelihood of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business; the development of technology and the competitive and regulatory environment in which the Company will operate. Prior to this offering, there has been no established market for the Company's Common Stock. To date, the original incorporators have funded various start-up expenses for the Company such as the cost required to market and test the Bactos at independent clinical laboratories. The Company has an accumulated deficit of $711,738 (see Balance Sheet). . The Company was only recently incorporated, have had no significant operations and no material earnings. Even though the Company is developing functions normally associated with an on-going business, its activities may not be profitable in the near future if ever (see "Use of Proceeds").

2. Broad Discretion of Company's Management. The Company's seven member Board has management authority for the Company with respect to the manner, in which the business and affairs of the Company are managed, controlled and operated, including the allocation of the proceeds from the Offering. It is anticipated that 98% -100% of such proceeds will be used to fund the development of the Company's products and services (see "Description of the Company's Operating Agreement").

3. Lack of Voting Control. After completion of this offering, even if all of the shares of Common Stock are sold, the Directors and Officers will continue to own approximately 99% of the Company's outstanding Common Stock. Accordingly, the Directors will in any event be able to elect all of the members of the board and will have the legal ability to cause the company to declare or refrain from declaring dividends, to increase the authorized capital stock, to issue more capital stock and generally direct the affairs of the Company.

4. Risk of not Reaching the Break Escrow Point; If the minimum is not reach by the end of the offering period (as the period may be extended see "offering period"), no interest will be issued and each share purchased will be refunded, without interest.

5. Elections of Company's Directors; Possible Lack of Member Participation in Initial Decision-Making. The initial Board of Directors were selected by the original incorporators of the Company. These Directors will remain in office for life. To the extent that there are any vacancies on the Board, such vacancies may be filled by the Board to serve for three years (subject to approval by the shareholders). Thus, investors will not have the opportunity to elect the Board until after the successful Offering by that time: (i) substantial funds of the Company may have been expended (ii) certain major issues relevant to the Company's business may have been decided; and (iii) a substantial portion of the Company's business will have been developed.

6. Dilution. The present stockholders of the Company, including the Officers and Directors, have acquired their interest in the Company at average per share prices substantially less than the per share cost which the public investors will pay for the Common Stock. The present shareholders, assuming all 625,000 shares of Common Stock are sold, would own approximately 99%. In addition, although the Company has no plans at the present time to effect a second Offering, in the event the Company determines in the future to issue additional shares in another Offering by the Company, any dilution that may occur as a result of such offering will be borne entirely by existing investors (see "Dilution"). The price at which the shares are being offered to the public has been arbitrarily determined by the Company based on anticipated capital needs. There can be no assurance that the share s can be re-sold at or near the public offering price or at any price. No refunds will be returned.

7. Determination of Purchase Price; absence of Relation to Company's Value. The price of the shares has been arbitrarily determined by the Company and is based upon the amount of money, which the Company desires to raise, and bears no relationship to the assets or another criteria of value applicable to the Company.

8. No Dividends Paid. The Company has paid no dividends in the past. Dividends will be dependent upon the earnings of the Company, financial needs and other similar unpredictable factors. Investors who anticipate the need for immediate or future income by way of dividends from their investments should refrain from the purchase of the shares offered hereby.

9. Absence of Public Market. There has never been nor is there now a market for the shares, and there can be no assurance that a market will develop for the Common Stock of the Company.

10. Dependence Upon Third-Party Manufacturers. The Company engages small contract manufacturers to supply its products, pursuant to purchase orders. As order volume increases, the Company has the flexibility of engaging larger manufacturers with greater production capabilities. There can be no assurance that its products can be manufactured reliably on a large-scale basis on commercially reasonable terms, or at all. The Company is substantially dependent on the ability of its third-party manufacturers to among other things, meet the Company's design, performance and quality specifications. Failure by the Company's third-party manufacturers to comply with these and other requirements could have a material adverse effect on the Company. There can be no assurance that the Company's third-party manufacturers will dedicate sufficient production capacity to meet the Company's scheduled delivery requirements or that the Company's manufacturers will have sufficient production capacity to satisfy the Company's requirements during any period of sustained demand. Moreover, the electronics industry from time to time experiences short supplies of certain high demand components, which may adversely affect the Company's ability to meet its production schedules. Failure of manufacturers to meet production demands of the Company, or allocations in the supply of certain high demand components could adversely affect the Company's operations and ability to meet its own delivery schedules on a timely and competitive basis. There can be no assurance that if such problems develop at a time when the Company is just beginning to deliver its products to the commercial marketplace, the Company will be able to rectify such problems to avoid a material adverse effect on its intended plan of operations or financial results. See "Business-Manufacturing and Materials."

11. Estimate of Sales Price of the Bactos. Although large-scale manufacture of the Bactos has not occurred yet, preliminary estimates have been made of the prices at which the units, when delivered, will be sold or leased.

12. Risk of Substantial Competition. The Company along with others believes competition in the industry will be based on technological superiority, the availability of patent protection, ability to commercialize technological developments.

13. Dependence upon Key Personnel. At present, the Company is totally dependent upon Dr. R. Benjamin Dawson, a Director, President and Chairman of the Board of Scientific Advisors and William L. Robinson, Jr., Chairman of the Board of Directors and CEO. The Company intends to enter into employment agreements with W.L. Robinson, Jr., M.E. Robinson, R. Benjamin Dawson, M.D. and J.R. Hurtt. The Company intends to sign consulting agreements with Dr. Tepper and other members of the Scientific Board of Advisors (see "Management"). The Company also intends to obtain insurance in the amount of at least $1,000,000 for all key personnel. In the event of death, the proceeds of such insurance might not compensate the Company fully for the loss of services, especially during the early stages of development. Should the Company lose the services of its President and Chairman/C.E.O. and key medical personnel, it is likely that such a loss would be substantially detrimental to the growth of the Company.

14. Use of proceeds for salaries and consulting fees to the Directors and Officers of the Company and other business related expenses. A significant portion of the proceeds from this offering has been allocated for salaries to W.L. Robinson, Jr., M.E. Robinson, R. Benjamin Dawson, MD and J.R. Hurtt, all of who are substantial shareholders of the Company along with legal fees to Robert Fulton Dashiell, Esq., General Counsel and Edward L. Blanton, Jr., and other outside Counsel and for general administrative expenses.

15. Limitation on Liability of Directors and Officers. The Company's Operating Agreement provides that Directors and Officers will not be personally liable to the Company for monetary damages resulting from breach of any duties owed to the Company except under certain circumstances. As a result, the rights of the Company to obtain monetary damages for acts or omissions of the Directors and Officers will be limited as indicated above. (See "-Indemnification of the Directors and Executive Officers").

16. No Independent Director. Following this offering the Company intends to elect two independent Directors. Presently there are no independent Directors to the Company.

17. Anti-Trust Considerations. The activities of the Company and its business activities may be subject to challenge pursuant to the federal anti-trust laws based upon allegations that the Company or its activities constitute a violation of federal laws prohibiting price fixing, restraints on trade or monopolization.

FOR ALL OF THESE AND OTHER REASONS MORE PARTICULARLY SET FORTH ELSEWHERE IN THIS PROSPECTUS, INVESTMENTS IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK, WHICH SHOULD BE CONSIDERED BY A PROSPECTIVE INVESTOR IN ANY DECISION TO ACQUIRE THE SHARES OFFERED HEREBY.


                         TERMS OF THE OFFERING

Purchase Price.

      The Company is offering shares for a purchase price of $8. The Company is offering the shares on a "best efforts" basis. The Directors are representing the Company as issuers in connection with the offering. The purchase price per share has been arbitrarily determined by the Company (see "Risk Factors" - Determination of Purchase Price; Absence of Relation to Company's Value." The purchase price is payable to the Company by bank check or money order or credit cards.

      Investors of the Company will not receive interest on their investment. It is anticipated that the Company will not accumulate any material surplus, except for operating reserves retained to meet anticipated expenses in the ordinary course of business. Substantially all of the Company's future profits will be distributed to its investors. Investors are expected to join the Company primarily for the purpose of realizing a return on their own individual investments.

Offering Period

      The Offering will remain open until the Directors deem it no longer necessary.


                            USE OF PROCEEDS

       Assuming the sale of 13,750 shares of common stock at an initial public offering price of $8 per share, the minimum gross proceeds from this offering will be $110,000. The minimum net proceeds to be received by the Company from this offering are calculated to be $85,000 [$110,000 minus offering cost of $25,000 (22.73% of minimum net proceeds)]. The Company will pay all the expenses associated with the registration of the Shares, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, and expenses of any special audits incident to or required by the registration.

      Assuming the sale of 625,000 shares of common stock at an initial public offering price of $8 per share, the maximum gross proceeds from this offering will be $5,000,000. The maximum net proceeds the Company expects to receive from this offering are calculated to be $4,900,000 [$5,000,000 minus offering cost of $100,000 (2% of maximum net proceeds)]. Additional offering cost includes public and investors relations and audience building (to identify analysts, broker dealers, brokers and others, who will assist in establishing a secondary market for the Company's Common Stock).

      The net proceeds from this offering (to the extent sold) will be used for; (1) creation of a commercial clinical oncology laboratory testing program for physician/scientific investigators using the AMERICA TEST for individualized pre-therapeutic cancer intervention laboratory procedures performed at the University of Maryland Medical System and other CLIA approved laboratories), (2) for marketing pathogen reduction and DNA identification technologies for use in the field of pharmacogenomics, including proprietary biomarkers of pre-neoplastic development or early malignant transformation, (3) for retention of outside legal counsel and (4) for corporate operations. The Company has an allocation plan to accomplish its objective of bringing the products to market and growing the business.

      The following table sets forth the expected use of proceeds from this offering (based on the minimum and maximum offering amounts):

-----------------------------------------------------------------------
                                             Offering Amount
-----------------------------------------------------------------------
   Use Of Net Proceeds          Minimum Net  % Of    Maximum Net  % Of
                                 Proceeds    Total    Proceeds    Total
-----------------------------------------------------------------------
1. Working Capital

1.a. Oncological Application
     Specific Development of
     the America Test               N/A       N/A      200,000    4.00%
1.b. Cancer Clinical Trials and
     Drug Screening Projects        N/A       N/A      250,000    5.00%
1.c. Purchase of Bactobridge
     Modules, Associated
     Equipment and Supplies         N/A       N/A       600,000   2.00%
1.d. PC-based Bactobridge
     System/Network Installation
     and Technical Support          N/A       N/A     1,002,990  20.06%
1.e. Business Operations Support   25,000    22.73%   1,459,548  29.19%

2. Sales and Marketing             10,000     9.09%     719,668  14.39%

3. Product Development              N/A       N/A       350,000   7.00%

4. Asset Acquisition and
   Appraisals                      50,000    45.45%     317,794   6.36%

TOTAL                             $85,000    72.27%  $4,900,000   8.00%


1. The proceeds from this offering (to the extent sold) will be used primarily to provide the necessary working capital:

      1.a. To hire medical and clinical laboratory applications personnel in order to concentrate on the oncological application specific development of the America Test including the Bactobridge and restrictive enzyme technologies for reimbursement from the State of Maryland (Department of Health and Mental Hygiene, Medical Care Policy Administration, Maryland Medical Assistance Program). The Company plans to hire qualified personnel referred from the Department of Health and Human Services.

      1.b. For the creation of a commercial clinical oncology Laboratory-testing program titled: "Cancer; A Clinical Trials/Drug Screening Project", which utilizes the America Test (including the Bactobridge and Restrictive Enzyme Technologies) within the Department of Medical and Research Technology (DMRT) and the Department of Pathology, University of Maryland School of Medicine, the University of Maryland at Baltimore. The program is eligible for reimbursement in the State of Maryland from health insurers, nonprofit health service plans, and health maintenance organizations for specified patient cost incurred as a result of treatment or studies conducted in accordance with the above mentioned cancer clinical trial project and for the cost of the use of the Company's FDA-approved Bactobridge device (Maryland Clinical Trials Bill, HR - 45, April 7, 1998),

      1.c.  To purchase additional Bactobridge Modules, PC's,
            Conductivity Measuring Test Tubes and other materials and supplies, necessary to support the Company's business opportunities as a FDA approved distributor within the State of Maryland [FDA - 510(k) #936123],

      1.d. To hire additional management and engineering/technical personnel, necessary to provide Bactobridge and PC technical support (including installation & servicing); network integration services, network and desktop support, telecommunications support and to obtain a contract to provide for a Laboratory Information System/Network for medical billing, placing lab test orders and retrieving results via the Internet/World-Wide Web,

      1.e. In order for the Company to support its business operations within the State of Maryland, the Company will use a portion of the proceeds to hire the following personnel: a CFO, a general manager, a regulatory compliance officer, order clerks (for materials, merchandise, and service), administrative services manager, administrative secretary, general office clerk, bookkeeping, accounting and auditing clerk, payroll and timekeeping clerk and medical billing personnel. The Company plans to hire qualified personnel referred from the Department of Health and Human Services. In addition, the Company plans to engage outside legal counsel and accounting services

2. The Company will capitalize on existing business opportunities within the Department of Pathology, University of Maryland School of Medicine and then aggressively develop markets necessary to expand its business operations to include other CLIA approved laboratories within the surrounding Maryland healthcare communities by hiring customer service representatives, sales, marketing, advertising and public relations personnel.

3. The Company has developed a unique human tumor assay system (the AMERICA TEST that will allow physician/scientific investigators to perform individualized pre-therapeutic cancer intervention laboratory procedures. To further ensure the Company's competitive advantage, working capital will also be used to support further research and development of the Company's technologies, including both Bactobridge hardware and software, conductivity measuring test tubes, and DNA identification technologies.

4. The Company anticipates expanding its existing business activities by obtaining nonexclusive licenses from the Department of Health and Human Services [including, the National Cancer Institute
(NCI), the National Institutes of Health (NIH), the National Human Genone Research Institute NHGRI and the Food and Drug Administration
(FDA)] for use in three important medical markets [i.e., cancer patient progress monitoring, clinical laboratory and diagnostics services and oncopharmacogenomics (DNA recognition)] designed to have a direct impact on patient care. The Company also believes it is possible to increase the asset values of its intellectual property by having them periodically appraised.

Other Information

      Management anticipates expending these funds for the purposes indicated above. To the extent that expenditures are less than projected, the resulting balances will be retained and used for general working capital purposes or allocated according to the discretion of the Board of Directors. Conversely, to the extent that such expenditures require the utilization of funds in excess of the amounts anticipated, supplemental amounts may be drawn from other sources, including, but not limited to, general working capital and/or external financing. We can give no assurance that additional financing will be available to us on acceptable terms, or at all. Any failure to obtain additional financing, if required, could have an adverse effect on us, including possibly requiring us to curtail our operations. The net proceeds of this offering that are not expended immediately may be deposited in interest or non-interest bearing accounts, or invested in government obligations, certificates of deposit, commercial paper, money market mutual funds, or similar investments.


                               DILUTION

      W.L. Robinson, Jr., has entered into an Agreement with the Company restricting him from participating in dividend distributions until the Company's total pre-tax earnings, from all sources including investment income, as computed for federal income tax purposes, amount to $7,500,000 on a cumulative basis from the inception of the Company. In addition, the Agreement provides that if the Company liquidates, merges, is acquired or otherwise enters into any transaction resulting in the distribution of its assets within two (2) years after the date of this offering, or thereafter or prior to the time the average market price of the Company's Common Stock has been $12.00 per share or more for a period of ninety (90) days ending on or after July 1, 2000, the Directors and Officers of the Company will not participate in any distributions resulting there from until all shareholders holding Common Stock originally issued as part of this Offering, have received distributions at least equal to one and a half times the initial offering price of the stock per share. The restrictions on participation in dividends will not be binding upon persons acquiring shares by sale, gift, or otherwise from the Directors and Officers of the Company.

      The discussion of dilution below and the accompanying tables do not reflect the impact of this agreement on public investors, which the Company believes is favorable since, in the event of liquidation, the rights of the creditors would be superior to those of the shareholders, there is no assurance that any assets would be available to the shareholders in such an event.

Dilution and Other Comparative Data

      As of the date of this PROSPECTUS, the Company had a total of shares of Common Stock issued and outstanding. The Net Tangible Book Value of the Company's Common Stock as reflected on the Company's December 31, 1999 compiled financial statement was $.0038 Per share. Assuming the sale of shares offered hereby, a total of shares would have been outstanding at such date, and the net tangible book value on such date would have been approximately $.02. This represents an immediate increase in the net tangible book value of $.008 Per share. "Dilution per share" represents the difference between the price per share paid by new public investors and the net tangible book value per share at December 31, 1999, adjusted to give the effect of this offering.

      The following table illustrates the per share dilution in net tangible book value as described above.

-----------------------------------------------------------------------
                               Assuming           Assuming
                                Sale of     %     Sale of      %
                                13,750            625,000
                                Shares            Shares
-----------------------------------------------------------------------
Price to Public                 $8.00      100     $8.00      100

Net tangible book value
(before offering)                .005              .005

Increase attributes to
purchase of the shares
by new investors                 .008              .02

Pro forma net book value
(after offering)                 .008              .02

Dilution to new investors      -$7.99    -99.9    -$7.98     -99.9
-----------------------------------------------------------------------


            OWNERSHIP BY PRESENT SHAREHOLDERS AND PUBLIC INVESTORS

      Upon completion of this offering, public investors will own 625,000 shares of Common Stock for which they paid an aggregate consideration of $5,000,000 at $8 per share. These shares represent less than 1% of the number of shares outstanding. The present shareholders own 100% of the number of shares outstanding. The present shareholders own 329,700,221 shares for which they paid an average of $.003 per share. These shares will represent approximately 99% of the total number of shares of Common Stock outstanding following the completion of this offering.

            Public Offering Price                      $8.00

            Average Amount Paid by
            Existing Shareholders                      $.003

            Difference                                -$7.99

      Purchasers of stock in this offering will invest $5,000,000 if all the shares offered for sale are purchased. Upon completion of the offering, if all shares are sold, the Officers and Directors will own approximately 98% of the Company's outstanding Common Stock. The public will own less than 2% of the Company's outstanding Common Stock. Therefore, the investment of the public investors and risk borne by them will be substantially greater in proportion to the percentage of the Company owned by them than will be the investment of the Directors and the Executive Officers.

      The following table sets forth, on a pro forma basis as of the date of the Preliminary Prospectus, a comparison of (i) the number of shares of Common Stock acquired from the Company by investors prior to the offering and acquired from the Company by the pre-offering stockholders of the Company, (ii) the total consideration paid to the Company and (iii) the respective average purchase price per share paid by the investors and the pre-offering stockholders.

-----------------------------------------------------------------------
                         Shares              Total           Average
                        Purchased        Consideration        Price
                     Number   Percent   Amount   Percent    Per Share
-----------------------------------------------------------------------
Current
Stockholders      329,700,221   98%    1,250,000   20%       $.0038
New stockholders      625,000    2%    5,000,000   80%       $ 8.00

    Total         330,325,000  100%    6,250,000  100%
-----------------------------------------------------------------------


                             PLAN OF DISTRIBUTION

The Company is offering to sell up to 625,000 shares at a price of $8 Per share. The shares will be offered and sold directly by the Company through the sole efforts of the Company's management. William L. Robinson, Jr., Chairman & CEO, R. Benjamin Dawson, MD, President and Martha E. Robinson, Secretary & Director of Internet Services will conduct the offering on behalf of the Company without separate compensation. No underwriter, broker or dealer has been retained or is under any obligation to purchase any shares.

      The Company intends to contact prospective investors through direct contact. The promotional efforts will invite persons interested in the offering to obtain a copy of the Preliminary Prospectus by downloading it from a World Wide Web site on the Internet or by contacting the Company for a printed copy. The Company may also contact additional potential investors by direct mail solicitation.

      There is no established public market of the shares. The Company intends to become a reporting company and file periodic reports with the Securities and Exchange Commission pursuant to the Securities Act of 1934. The Company also plans to establish a secondary public market for its shares for the benefit of its shareholders by obtaining a listing on the Nasdaq OTC - BB stock exchange. It is possible that the Company will not be successful in these efforts to provide liquidity to investors and that an active secondary market in the shares will not develop. Upon successful completion of this offering and after qualification by the States Attorneys General's Offices, the Company will apply for a listing on the NASDAQ OTC - BB.

      The Company intends to register with the appropriate State
Attorney's Generals and the S&P Corporate Visibility Program for "Blue Sky" coverage throughout the United States.


                              DISTRIBUTION

      The shares of Common Stock are being offered by the Directors and Officers who will not receive any commissions from the sale thereof. The shares of Common Stock are being offered to the public by the Company when, as and if received by it, subject to the prior sale, to withdrawal of the offer without notice, to the approval of counsel and to certain other conditions.


                        UNDERWRITER'S AGREEMENT

      Under certain Circumstances the Company may agree to enter into an Agreement with an Underwriter retaining them as a financial consultant for the duration of this offering from the date hereof, pursuant to which they will receive fees aggregating to 10%, which will be payable in full at closing.


      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

      The Company was recently formed (see "The Company", "Risk
Factors", "Dilution", and "Capitalization"). Without a successful offering, the Company will not have the financial resources required to accomplish its purposes (see "Use of Proceeds"). The Company has no alternative source of liquidity other than this offering and its current cash assets.

      The Company has made no material commitments for capital expenditures. The Company is solely dependent upon the successful offering of these shares as its source of funds required to market the AMERICA TEST and other patented technologies (see "Use of Proceeds"). The Company may consider the possibility of offering additional shares for sale to the public at some time in the future. Any such additional offering would be dependent upon the Company's assessments of a number of factors including the need for additional funding, current economic and market conditions and the market demand for the shares.

      The Company intends to enter into goal-oriented performance contracts with scientists and physicians from the University of Maryland Medical System for patient care and much of its product development activities, upon successful completion of this offering. The Company believes that during this period there will be no significant adverse impact from inflation and changing prices on the Company's operation (see "Business of the Company").


                        BUSINESS OF THE COMPANY

General

      As soon as practicable after the Break Escrow Point has been achieved the principal activities of the Company following this offering will be to:

      (1) Relocate corporate headquarters and provide working capital and salaries,

      (2) Establish a budget for a cancer patient progress monitoring project at the University of Maryland Medical System and other nationally ranked medical institutions for single patient protocols using proprietary biomarkers of pre-neoplastic or early malignant transformation with data delivered over proprietary laboratory information systems (LIS),

      (3) Engage a Corporate Investors Services Company for listing for "Blue Sky" registration throughout the United States,

      (4) Sign Market Maker Agreements with a registered security firms to obtain a listing with the Nasdaq OTC - BB Stock Exchange for trading of the Company's Capital Stock, and

      (5) Enforcement of the Company's intellectual property rights. The Company knows of no currently available products or technologies similar to the AMERICA TEST or the Bactobridge and knows of no other Company engaged in the research or development of a similar product or technology.


                       OPERATIONS AND ASSUMPTIONS

First and Second Years of Operations

      Our first two years of operations has consisted primarily of organizing the Board of Directors, selecting executive officers and signing Proprietary Information Agreements (PIA) with corporations, i.e., the InterContel Telecommunication Corporation and the Laboratory Corporation of America.

      On November 15-16, 1999, the National Medicare Laboratory and Diagnostic Services Panel concluded that a group of laboratory tests known as human tumor assay system (such as the AMERICA TEST showed clinical utility.

Third Year of Operations

      The third year began with the authorization to use the AMERICA TEST( at the University of Maryland Medical System), (2) the development and marketing of the AMERICA TEST including the Bactos),
(3) creation of a laboratory information system designed as a cancer patient database consisting [primarily] of patients using proprietary biomarkers of pre-neoplastic or early malignant transformation at the Sinai Hospital of Baltimore and (4)the licensing of other pathogen reduction and DNA identification technologies for use in the field of pharmacogenomics. Plans are also currently underway to establish a cancer drug-testing program (with scientists from the University of Maryland School of Medicine) using federally licensed and patented technologies.

Incidence of Cancer in the Mid-Atlantic Region

      The Surveillance, Epidemiology and End Result (SEER) Program of the National Cancer Institute collects and publishes cancer incidence and survival data from population cancer registries covering approximately 14 percent of the U.S. population. The "High Five States" including the District of Columbia, Delaware, Maryland and New Jersey had the highest average annual age adjusted cancer mortality rates in the U.S. between 1989-1993.

Products and Services

1.  Clinical Laboratory and Diagnostics Services

    a) Introducing the AMERICA TEST - "A Human Tumor Assay System"), including the BACTOBRIDGE.

--------------------------------------  -------------------------------
-                                    -  -                             -
-         AMERICA TEST               -  -     PC-BASED BACTOBRIDGE    -
-                                    -  -                             -
-  Testing for life threatening      -  -                             -
-   diseases just got simpler.       -  -                             -
-                                    -  -                             -
-  A Human Tumor Assay System        -  -                             -
-                                    -  -                             -
- A malignant cancer cell detection, -  -                             -
- enrichment, metabolic monitoring,  -  -      ,                      -
-  DNA Identification and quantum    -  -     Photo Taken at DMRT     -
-       drug analysis system.        -  -   University. of Maryland   -
-                                    -  -      School Of Medicine     -
--------------------------------------  -------------------------------


AMERICA TEST - Testing for life threatening diseases just got simpler. A computerized human tumor assay system for malignant cancer cell detection, enrichment, metabolic monitoring, DNA identification and quantum drug analysis. In the past, typical tests (i.e., prostate specific antigen, circulating epithelial, breast, lung and colorectal) detect antigens which are not present until a tumor is large and in an advanced state (1,2). Today, circulating tumors of various origin have been enriched using immunomagnetic assays (3,4). Detection is possible, even if the tumor is as few as one cell per one hundred million normal cells (5,6). At the pathology bench, a Pathologist will assess specimen adequacy. If after all tissue requirements for routine pathologic evaluation have been fulfilled and excess tumor is present, tumor cell metabolism of samples [obtained from: 1) fresh biopsy specimens of human neoplasms or 2) established cultured cell lines] will be monitored in PC-based Bactobridge laboratory instruments utilizing the OncoWatch software program. The pre-clinical and pre-therapeutic analysis of tumor cell responses to specific anti-cancer drugs is the principle attribute of the Bactobridge. These general purpose clinical laboratory instruments have been cleared by the FDA (510K #936123) and used to calculate, determine and observe quantal dose responses from standard chemotherapeutic agents, i.e., Flurouracil, 8-Azaguanine and BCNU, etc., against human tumors in vitro, within minutes (7,8). Restriction enzymes will be used for genetic analysis of genomic DNA. This proprietary enzyme technology has been used for the genetic identification of the subtypes of the human immunodeficiency virus
HIV (13). Therapeutic treatment can be monitored with de novo synthesized antigenic biomarkers. The immunogenic and antigenic determinants of synthetic peptides and their corresponding antigenic determinants in the parent protein have been elucidated. Some of these changes show promise as biomarkers of preneoplastic development or for early malignant transformation (14-17). Identification of drugs that selectively inhibit the growth of particular cancer cells, from individual patients, may be developed (18).

        References:

        1. Brandt et al., Isolation of Prostate derived Single Cells and Cell Clusters from Human Peripheral blood, Cancer Research 56, 4556-4561 (1996).

        2. Dynal Co., M-450; Immunomagnetic beads, Cellpro, Inc., Bothell, WA, PMA Number: BP-940001 (1996) and Nexell
        Therapeutics, Inc., Irvine, CA, PMA Numbers BP970001 &
        BP970001/01 (1999).

        3. HCPCS #G0107 - Colorectal, ICD-9 CM -V76-V76.9 - Breast and Cervix, ICD-9 CM - 233.4 In Situ Prostate Carcinoma and CPT #78810 (1999).

        4. Molenhauer et al., Epithelium-specific surface glycoprotein of Mr 34,000 is a widely distributed human carcinoma marker, Br. Journal of Cancer Vol. 56: 714-721 (1987).

        5. Miltenyi et al., Immunomagnetic enrichment of disseminated epithelial tumor cells from peripheral blood by MACS., Exp. Hematology 26: 252-264 (366).

        6. Kruger et al., Detection of Micrometastatic Cancer Cells With and Without Immunomagnetic Enrichment, Bone Marrow
        Transplantation, Vol. 27, Suppl 7, Abstract 640 (BBMT-Miehly).

        7. Dawson et al., AMERICA TEST - A malignant cancer cell detection, enrichment, metabolic monitoring, DNA identification and quantal drug analysis test [U.S. Patent Pending Serial No. 09/425882 (1999)].

        8. Warburg, Otto, On the Origin of Cancer Cells, Science; Vol. 123, No. 3191, 309-314 (1956).

        9. Wahl et al., Lung Cancer Reproducibility of Quantitative Measurements for Evaluating 2-[F-18]-Fluro-2-deoxy-D-glucose Uptake at PET, Radiology, Vol. 196 167-173 (1995) CPT Code #88310.

        10. "Pre-Therapeutic In Vitro (Individualized Patient) Anti-Cancer Drug(s) Response Measurements Using the Bactobridge" [University of Maryland Institutional Review Board (IRB) Exemption No. #EA-039801, Assurance No. M1174-01NR (3/26/98)].

        11. "A Clinical Trial Project" [a collaboration between the U.S. Harvest Medical Technologies Corporation
        (http://www.ushmedtech.com) (a Hartech Corporation) and the Department of Medical and Research Technology (DMRT),
        University of Maryland School of Medicine].

        12. Ommaya et al., An electrical impedance method for rapid measurement of tumor cell sensitivity to anti-cancer drugs. Exptl. Clinical Res. VII (5) 641-647 (NIH-1981).

        13. Hsu et al., Method for identifying a nucleotide base pair at a point mutation site in a DNA target using a mismatch repair enzyme - US Patent #5683877, CPT Code #88248 (1997).

        14. Wilson et al., The structure of an antigenic determinant in a protein, Cell 37: 767-778 (1984).

        15.  Kolodziej et al., Epitope Tagging and Protein
        Surveillance, Methods in Enzymology, Vol. 194: 508-517 (1991).

        16. Evans et al., Isolation of Monoclonal Antibodies Specific for Human c-myc Proto-Oncogene Product, Molecular and Cellular Biology, Vol. 5, No.12: 3610-3616 (1985).

        17. Bogoch et al., Detection of malignant tumor cells - U.S. Patents #5866690, 4298590 & 4486538, CLIA #22D0650367, CPT Code
        86317.

        18. Monks et al., Methods for identifying drugs with selective effects against cancer cells, U.S. Patent #5645988.


    b)  Methods of Identifying Drugs With Selective Effects Against
        Cancer Cells

        The present invention involves a method of identifying drugs which selectively inhibit the growth of particular cancer cells, which method comprises: (a) contacting with the drug at least two cancer cells derived from the same type of biological material, wherein the cancer cells differ as to the presence of a particular DNA sequence, (b) measuring the effect of the drug on the growth of the cancer cells, and (c) determining whether there is a correlation between the effect of the drug on the cancer cells and the presence or absence of the DNA sequence in the cancer cells. The present invention further involves the use of such drugs.

2.  Cancer Patient Progress Monitoring

    In addition to their role in cancer diagnosis, some tumor marker levels are measured before treatment to help doctors plan appropriate therapy. Biomarkers hold the promise of predicting disease predisposition, providing early measures of drug efficacy and safety and identifying appropriate treatments for certain patient populations.

    a) Detecting Cancer and Determining the Organ-Origin of the Cancer.

        The present application describes a highly sensitive assay for distinguishing between cancer and non-cancer epithelial cells in the blood. It provides an improved diagnostic technique for detecting cancer and determining the organ-origin of the cancer. This assay can be used to prove the neoplastic nature of cells and predict when shed tumor cells have or will become metastatic. A major advantage of the present invention is that tumor cells can also be recovered as viable cells and can be kept alive in vitro for a sufficient period of time to determine the effect (AMERICA
    TEST) of particular anti-tumor pharmaceuticals on the cells. Furthermore, the assay provides an early detector of treatment success or failure and thereby allows a treatment regimen to be customized for an individual patient with advanced primary cancer.

    b)  Prostate Cancer

        This monoclonal antibody technology is capable of binding to a cell surface differentiation antigen specific for prostate adenocarcinomas and other prostate cancer cells. Accordingly, methods of therapy can be employed with this monoclonal antibody to destroy prostate cancer cells, and hence, this monoclonal antibody may be useful in therapy and/or the diagnosis of prostate cancer.

    c)  Hepatocellular Carcinoma

        Hepatocellular carcinoma is a liver cancer, which has high levels of incidence in Asian populations, e.g., China, Korea. Incidence of hepatocellular carcinoma is greater among chronic carriers of hepatitis. A transforming sequence or oncoprotein, hhc(SUP)M has been identified which is the amplified gene expression product of hepatoma. Antibodies to the hhc(SUP)M product or the cDNA itself can be used for diagnostic, therapeutic, and screening tests.

3.  Pharmacogenomics (DNA Recognition).

    a)  Restriction Enzymes

        Restriction enzymes acquired from the University of Maryland will be used for genetic analysis of genomic DNA. This proprietary enzyme technology has been used for the genetic identification of the subtypes of the human immunodeficiency virus (HIV). The technology can be useful in the detection of genetic disease, cancer and genetic variability such as normal polymorphisms. Detection of mismatches can occur also by determining the presence of enzyme-nucleic acid complexes, for example, by analysis on a native gel, gel retardation assay, essentially as described in Fried & Crothers (Nucl Acids Res. (1981) 9, 6505-6526).

    DNA Mutation Detection Tools

        The mutation scanning system utilizes DNA mismatch repair enzymes to identify the type and location of mutations within DNA sequences up to 1kb long, without requiring DNA sequencing.

        The Company is developing a database of single-letter variations- single nucleotide polymorphisms (SNPs) in hope of selling the data to pharmaceutical companies. To locate the SNPs, a mismatch enzyme called Hsu-vase scans the selected genes. It cuts the DNA when it finds a nucleotide that differs from a reference sequence. Using this data will allow investigators to glean the genetic profile of patients who experience ill effects from a drug.

    b)  Tissue Microarray For Rapid Molecular Profiling

        Recent advances in molecular medicine have provided new opportunities to understand cellular and molecular mechanisms of disease and to select appropriate treatment regimens with the greatest likelihood of success. The clinical application of novel molecular, genetic and genomic discoveries has been impeded by the slow and tedious process of evaluating biomarkers in large numbers of clinical specimens. The present invention provides a method of high-throughput molecular profiling of very large numbers of tissue specimens, such as tumors, with minimal tissue requirements. This procedure provides a target for rapid parallel analysis of biological and molecular characteristics from hundreds of morphologically controlled tumor specimens. Multiple sections can be obtained from such tissue microarrays (tissue chips) so that each section contains hundreds or thousands of different tissue specimens that maintain their assigned locations. Different in situ analyses, such as histological, immunological, or molecular, are performed on each section to determine the frequency and significance of multiple molecular markers in a given set of tissues.

        This method can also be combined with other technologies such as high-throughput genomics surveys using DNA microarrays. DNA microarrays enable analysis of thousands of genes from one tissue specimen in a single experiment, whereas the tissue microarrays make it possible to analyze hundreds or thousands of tissue specimens in a single experiment using a single gene or protein probe (i.e. Hsu-vase). Together the DNA and tissue microarray technologies will be very powerful for the rapid analysis of markers associated with disease prognosis or therapy outcome.

    c) Ratio-Based Decisions and the Quantitative Analysis of cDNA Microarray Images

        The present invention relates to the quantitative analysis of gene expression by hybridizing fluor-tagged mRNA to targets on a cDNA microarray. A method and system of image segmentation is provided to identify cDNA target sites. The comparison of gene expression levels arising from cohybridized samples is achieved by taking ratios of average expression levels for individual genes. A confidence interval is developed to quantify the significance of observed differences in expression ratios. This technology has been implemented into a computer program called ArraySuite and provides a user-friendly display for the operator to view and analyze the results of the experiment.

    d)  A Universal Protein Array System

        The Universal Protein Array (UPA) system is a newly developed research tool for the analysis and screening of potential drug targets. This technology uses the three-dimensional structure of active proteins (without denaturation and renaturation) to determine specific protein-protein, protein-DNA, protein-RNA, and protein-ligand or protein-chemical interactions. Unlike most conventional DNA chips or DNA microarrays currently on the market, the UPA system requires no sophisticated equipment and is in fact more sensitive than existing methods. The UPA system is able to analyze thousands of protein samples in a single experiment, thereby making it a highly efficient way to screen proteins for potential drug targets. Also, because it can be used multiple times for different targets, it is economically affordable for most laboratories or hospitals. In addition to being useful as a screening tool, the UPA system can also be used to study gene regulation pathways such as transcription, RNA processing, replication, translation, and signal transduction to name a few. The technology found in the UPA system could also potentially be commercialized in a kit form and be applied to the diagnosis of disease states in patients in the clinical setting.

4.  Information Systems Network

    The Company plans to use the Internet and electronic commerce technology for 1) medical billing, 2) to distribute the test results obtained from the Bactobridge and 3) to provide access to both the tissue microarrays and the Universal Protein Array (UPA) system databases. This will be facilitated through a strategic alliance with the Intercontinental Telecommunication Corp. (a Hartech Company).

    Potential subscribers to the WWW-based client information systems network includes: (1) medical foundations, hospital-controlled and clinic-controlled organizations, (2) university researchers (3) pharmaceutical companies, (4)) medical device manufacturers, (5) health care insurers, and (6) regulating government agencies.

    PATENT RIGHTS In the United States, although a patent has a statutory presumption of validity, the issuance of a patent is not conclusive as to such validity or as to the enforceable scope of the claims therein. Nevertheless, the Company has several patents currently pending on all products and processes, including with the Patent
Cooperative Treaty ("PCT").


                      BOARD OF SCIENTIFIC ADVISORS

      A special element in the Company's development has been its utilization of a Board of Scientific Advisors composed of prominent scientists and medical doctors. It consists of 5 members, 4 of whom have Ph.D. or MD or PE degrees and who serve as professors at or directors of major educational and research institutions.

      The Company plans to offer attractive compensation, incentives and fringe benefits programs, including equity participation opportunities for key scientific and management personnel, which is important for both recruiting and retaining such personnel.

      The consulting scientific and technical advisors to the Company along with their principally related skills and most recent accomplishments are listed below.

      Roy Ben Dawson, MD - Professor of Pathology, University of
Maryland School of Medicine, Director of the Blood Research laboratories - Chairman of the Board of Scientific Advisors and President.

      Ih-Chang Hsu, PhD, Professor of Pathology and Oncology,
University of Maryland School of Medicine is Principal Investigator for enzyme induction and DNA identification experiments using genetically altered restriction enzymes.

      Denise M. Harmening, Ph.D. MT (ASCP), CLS (NCA), Chairperson for the Department of Medical and Research Technology, University of Maryland School of Medicine along with Edgar Alonsozana, M.D. is Co-Principal Investigator for the proposed Cancer Clinical Trial Project
Titled: "Pre-Therapeutic In-Vitro Anti-Cancer Drug Response Measurements using the Bactobridge". She has shown an interest in becoming the Co-Principal Investigator for the Cancer Drug(s) Screening Project Titled: "Evaluation of Chemopreventive Agents by In-Vitro Techniques".

      Ann Hamburger, PhD, Professor of Pathology and Oncology,
University of Maryland School of Medicine has agreed to become a Laboratory Consultant for the Cancer Clinical Trial Project Titled:
"Pre-Therapeutic In-Vitro Anti-Cancer Drug Response Measurements using the Bactobridge".

      Amirum Ur, MD - Co-Inventor of the impedance based technologies. Clive Mott, PE - The senior design engineer of the Bactobridge and advisor to the Board of Scientific Advisors.

      Christopher F. Frampton, Eur., Ing - Managing Director of SNS Bioengineering, Ltd., Member of the Board of Directors.

      Barry J. Belcher - Instructor (retired) of Aeronautical
Engineering and Aerodynamics, Imperial College of Medicine, Science and Technology in London and a senior design engineer of the Bactobridge and advisor to the Board of Scientific Advisors.

      Byron S. Tepper, Ph.D. - Former Associated Professor at the Johns Hopkins University School of Medicine and its affiliated Medical
Institutions and Chief Biosafety consultant to Hartech.


                               MANAGEMENT

      The Directors and Executive Officers of the Company are as follows:

Name                                  Age             Position

William L. Robinson, Jr.               51      Chairman of the Board of
                                               Directors & CEO

R. Benjamin Dawson, MD                 65      President and a Director

Martha E. Robinson                     53      Corporate Secretary

John R. Hurtt                          52      Chief Information
                                               Officer and a Director

Frances M. Dawson                      58      Director

Christopher F. Frampton, Eur. Ing      52      Director

Raymond K. Robinson                    36      Director

Robert F. Dashiell, Esq.               53      Special Counsel


      William L. Robinson, Jr., Chairman of the Board of Directors and Chief Executive Officer, is a founder and has been with the Company since its inception. Although working for the Company, he is the Chairman & CEO of the Hartech Corporation, a Maryland Corporation. Mr. Robinson has over two decades of biomedical research experience in the sciences involving the stimulation of the natural immune system through the induction of human interferons, the electro-biophysics of human tumor cells and pathogenic microorganisms and the reconstitution of nutritional deficiencies in shellfish after irradiation processing. Mr. Robinson successfully co-authored the Company's application [510-(k) 96123] presented to the FDA for the use of electrical impedance technologies for obtaining rapid antibiotic, chemosensitivity and tumor cell analyses. He is co-author of several patents pending. He received his education in the biomedical sciences at major American Universities including the University of Wisconsin (Madison) and the Johns Hopkins University and is a former member of the Atomic Industrial Forum, the American Society for the Testing of Material (ASTM) and Who's Who in Science and Technology. Mr. Robinson devotes his full time to the affairs of the combined Companies.

      Roy Ben Dawson, MD, President of the Company and Chairman of the Board of Scientific Advisors has been with the Company since its inception. In addition to working for the Company he is the President of the Hartech Corporation, a Maryland Corporation. Dr. Dawson is a fully trained internist specializing in medicine and hematology and a full professor of pathology. He is certified in transfusion medicine. Dr. Dawson devotes his full time to the affairs of the combined Companies.

      John R. Hurtt, Chief Information Officer and a Director has been with the Company since its inception. Mr. Hurtt is an senior engineer with over 28 years of applied knowledge in the health sciences with a specialty in medical diagnostic digital imaging systems. He is the co-author of the Company's intellectual property and its FAP petition. He is licensed under the Code of Maryland Regulation (COMAR) 26.12.01.01
B.5 (Application for registration of services and servicing Service - Registration Number 019-02 - Radiation Machine Program, State of Maryland, Department of the Environment) and has performed engineering duties in various modalities, including radiology, radiation therapy, cardio-vascular, neuroangio and ultrasound. Prior to working for the Company he was the acting Chief Information Officer of the Hartech Corporation, a Maryland Corporation for the past 10 years. Mr. Hurtt devotes his full time to the affairs of the combined Companies.

      Martha Elaine Robinson, Corporate Secretary/Treasurer and a Director has been with the Company since its inception. Mrs. Robinson was a former Employer for the Md. Court System for over a decade. Prior to working for the Company she was the acting Corporate Secretary and Vice President of Internet Services of the Hartech Corporation, a Maryland Corporation for the past 10 years. Mrs. Robinson devotes her full time to the affairs of the combined Companies.

      Frances M. Dawson, a member of the Board of Directors is currently and has been for the past 23 years the director and conductor of the Columbia Pro Cantare Chorus in Columbia, Maryland.

      Christopher F. Frampton, Eur. Ing., is the European member of the Company's Board of Directors and currently the managing partner for the SNS Bioengineering Corporation in London England.

      Raymond K. Robinson is a Director of the Company.

      Robert F. Dashiell, Esq., Special Counsel. Mr. Dashiells currently practices law in the State of Maryland and have done so for over 20 years of specializing in securities and corporate law.


                          FAMILY RELATIONSHIPS

      William L. Robinson, Jr. is married to Martha E. Robinson. They are the Sister and Brother in Law of John R. Hurtt and Raymond K.
Robinson. Frances M. Dawson is married to R. Benjamin Dawson, M.D.


                            REMUNERATIONS

      The Directors and Executive Officers are the only individuals who will receive any remunerations for services rendered. Immediately after this offering, the Company will enter into a consulting contract to procure the services of Robert F. Dashiell, Edward S. Blanton, Esq. and Byron S. Tepper's services for three years at an undetermined annual cost (see "Risk Factors" - "Dependence Upon Key Personnel").

      The Company has also entered into employment contracts with:

-----------------------------------------------------------------------
      W.L. Robinson, Jr.          150,000      Chairman of the Board of
                                               Directors and CEO

      R. Benjamin Dawson, M.D     175,000      President and Chairman
                                               of the Board of
                                               Scientific Advisors

      John R. Hurtt               115,000      Chief Information
                                               Officer

      M.E. Robinson               100,000      Corporate Secretary
                                               and Treasurer
-----------------------------------------------------------------------

      All salaries were effective January 1, 1998. After the Company have had gross revenues from all sources of $5,000,000 or two years after the effective date of this offering, whichever first occurs, the Company's Board of Directors may increase all salaries and consulting fees. The Executive Officers of the Company will devote the majority of their time to the affairs of the Company.

      The Company has the right, under the existing contracts to discontinue payments to the Directors and Executive Officers, if they abandon the development of the aforementioned projects. The Directors and the Executive Officers have agreed that, if less than the maximum number of shares offered hereby are sold, they will defer payment of so much of the amount due them under their respective contracts as may be necessary in order to enable the Company to fund the expenses of the Company's manufacturing and marketing goals.

      Upon completion of this offering, the Company expects to pay remunerations during 2000-2001 of approximately $540,000 to its Officers and Directors as a group, including Dr. Dawson, W.L. Robinson, Jr., J.R. Hurtt and M.E. Robinson. Outside directors, if any were elected, would be paid Directors fees. In addition to the fees and salaries stated above, employees will be eligible to receive such additional bonuses, fringe benefits and other forms of remuneration, which may be determined from time to time by the Company's Board of Directors.

Directors Compensation

      Directors who are employees of the Company do not receive compensation for serving as directors. The Company anticipates compensating its independent directors for their services in the form of fees and/or stock options, yet to be determined. All directors will be reimbursed for their out of pocket expenses incurred in connection with attending meetings of the Board of Directors and for other expenses incurred in their capacity as directors of the Company.


                       PROMOTERS OF THE COMPANY

      W.L. Robinson, Jr., prior to this offering owns approximately 39% of the Company's Common Stock, R. Benjamin Dawson, MD, owns approximately 11%, John R. Hurtt owns approximately 7%, M.E. Robinson owns approximately 6% and Spencer L. McCain owns approximately 5%, all may be deemed promoters of the Company.

Escrow Account

      Until the minimum offering amount or $110,000 has been accepted and received by the Company all proceeds will be held in an escrow account at the Mercantile Safe Deposit and Trust located in Baltimore, Maryland. Once the Break Escrow Point is reached, the funds will be released to the Company from the escrow account by the Escrow Agent.

      If, the minimum Offering amount has not been reached by the end of the Offering period (as the same may have been extended) no interests will be issued and each share purchased will be refunded, without interest.

                         PRINCIPAL SHAREHOLDERS

      The following table lists the number of shares of the Company's Common Stock beneficially owned by all persons known to the Company to be beneficially owners of (approximately) five (5%) percent or more of the Company's Common Stock, and by all directors and officers of the Company individually and as a group, prior to this offering, and the percentages of all outstanding shares held by such persons (A) prior to this offering; (B) assuming the minimum 13,750 number of shares are sold and (C) assuming all 625,000 shares are sold.

Company Stockholdings

-----------------------------------------------------------------------
     Name of                  Number     Prior to   Assuming   Assuming
Beneficial Owner            of Shares    Offering   Minimum    Maximum
                                                      Sold       Sold
-----------------------------------------------------------------------

W.L. Robinson, Jr.,
2517 Quantico Avenue,
Baltimore, MD 21215        128,628,717     39%         39%        39%

R. Benjamin Dawson
5404 Iron Pen Place
Columbia, MD 21114          35,793,950     11%         11%        11%

J.R. Hurtt
5962 Green Meadow Pkwy
Baltimore, MD 21209         22,388,000     7%          7%          7%

M.E. Robinson 2517
Quantico Avenue
Baltimore, MD 21215         20,971,000     6%          6%          6%

Spencer L. McCain
3319 Rogers Avenue
Baltimore, MD 21215         12,025,000     5%          5%          5%

Hartech Corporation
and Other Directors/
Officers as a group         48,750,000    15%         15%         15%
-----------------------------------------------------------------------


                                CAPITALIZATION

      Set forth below is the Capitalization of the Company at January 1, 2000 and as adjusted on that date for the issuance and sale of the minimum of 13,750 shares of Common Stock and the issuance and sale of 625,000 shares of Common Stock, the maximum.

-----------------------------------------------------------------------
Title of Class             As of December      13,750         625,000
                             31, 1999        Shares Sold    Shares Sold
-----------------------------------------------------------------------

Term Debt                       $ 0               $ 0            $ 0

Current Liabilities             $ 0               $ 0            $ 0

TOTAL INDEBTEDNESS              $ 0               $ 0            $ 0

Common Stock, $.0038 par
value, 375,000,000 shares
Authorized, 329,700,221
Outstanding shares after
the offering (1).              $1,250,000       $110,000     $5,000,000

Capital Stock (2)             329,700,221    329,810,221     30,325,221

Capital in excess
of par value                   $1,250,000     $2,000,000     $6,250,000

Deficit                         $500,627        $500,627       $500,627

Less Treasury Stock                 0               0              0
-----------------------------------------------------------------------


                       TOTAL STOCKHOLDER'S EQUITY

      On December 31, 1999 the net tangible book value (tangible assets minus all liabilities) of the Company was $.0038 per share of Common Stock. If the minimum number of shares Common Stock (13,750) offered hereby had been sold on that day, and the proceeds of the sale had been treated, as stockholder's equity the net tangible book value of the Company's Common Stock would have been $.005 per share. Net tangible book value per share is determined by dividing the number of shares of Common Stock outstanding into the Company's tangible net worth [tangible assets excluding assets deducted from shareholder's equity (See "Liabilities")].


                 BUSINESS STRATEGY - PLAN OF OPERATION

The Company's plan of operations following this offering will be to:

    (1) Relocate corporate headquarters and provides working capital and salaries,

    (2) Establish a budget for a cancer patient progress monitoring project at the University of Maryland Medical System and other nationally ranked medical institutions for single patient protocols using proprietary biomarkers of pre-neoplastic or early malignant transformation with data delivered over proprietary laboratory information systems (LIS),

    (3) Engage a Corporate Investors Services Company for listing for "Blue Sky" registration throughout the United States,

    (4) Sign Market Maker Agreements with registered Security firms to obtain a listing with the Nasdaq OTC - BB Stock Exchange for trading of the Company's Capital Stock, and

    (5)  Enforcement of the Company's intellectual property rights.


            DESCRIPTION OF THE COMPANY'S OPERATING AGREEMENT

Government Regulation

      On May 24, 2000 the Company's Regulation A Registration Statement presented to the Securities and Exchange Commission became effective.

      On April 24, 2000 the first stage of an assay designed to detect and monitor surrogate biomarkers of early malignant transformation was performed at the Sinai Hospital of Baltimore.

      On April 18, 2000 the Company signed an Agreement with the
Department of Health and Human Services (DHHS) to use patented technology developed by the National Cancer Institutes for use in the field of Pharmacogenomics.

      On February 7, 2000 the Company received authorization to begin using the AMERICA TEST in the University of Maryland Medical Systems.

      From December 27 - 30, 1999, the Company participated in genetic engineering experiments along with Senior Scientist from the Department of Pathology at the University of Maryland School of Medicine aimed at commercialization of restriction enzyme technologies.

      On November 16, 1999, the National Medicare Laboratory and
Diagnostic Service Panel concluded that a group of clinical laboratory tests known as human tumor assay systems such as the AMERICA TEST show clinical utility.

      On November 4, 1999 the Company signed an Agreement with the Office of Research Development at the University of Maryland in Baltimore to sponsor the Re-issue and legal defense of patented biologic technologies developed in the Department of Pathology of the School of Medicine of the University of Maryland.

      From June 2, 1998 thru February, 1999 the Company (under the direction of University of Maryland Scientist) conducted accuracy and performance tests with live bacterial and human cancerous tissue in the Bactobridge at the Beta Testing facility at the University of Maryland in Baltimore.

      On March 26, 1998, the Institutional Review Board for the
University of Maryland approved the Company's protocol for the use of the Bactobridge for tumor response tests to be performed at the Department of Medical and Research Technology (DMRT) at the University of Maryland School of Medicine.

      On July 2, 1997, the Company received authorization from the Maryland Medical Care Policy Administration of the Department of Public Health and Mental Hygiene for reimbursement for the use of the Bactobridge.

      On September 18, 1996, the registration for the manufacture and distribution of the Bactobridge became effective - O/O #9010416.

      In April 1996, the Company received clearance from the FDA to manufacture and market the Bactobridge to clinical laboratories, nationwide (510 (k) #936123).

      On March 29, 1996 the President of the United States announced the Federal Cancer Initiative, which allows expanded access for individual cancer patents to single patient protocols.


                      DESCRIPTION OF CAPITAL STOCK

Common Stock

      The authorized capital of the Company includes 375,000,000 shares of Common Stock, par value $.0038 per share, of which 329,700,221 shares were outstanding as of January 1, 2000. All outstanding shares are fully paid and non-assessable. The holders of the Company's Common Stock are entitled to one vote per share, to receive such dividends as legally may be declared by the Board of Directors, and upon liquidation, to receive any net assets of the Company after the liquidation and rights of preferred stock shareholders if any, have been satisfied. There are no pre-emptive, conversion, cumulative voting, or redemption rights applicable to the Common Stock. The Directors and Executive Officers have entered into an agreement with the Company restricting their dividends and liquidation rights (see "Dilution").

Penny Stock Regulations

      Although it is uncertain whether the Company's Common stock will be listed on a national or regional stock exchange such as the NASDAQ OTC - BB Stock Exchange or whether broker dealers will make market in the Company's stock, if the Company is listed with a national or regional stock exchange or quotation system and broker dealers do buy and sell the Company's stock, then certain penny stock regulations could affect the sale of the stock if the stock price falls below $5. These regulations require broker dealers to disclose the risk associated with buying penny stock and to disclose their compensation for selling the stock. Such regulations may have the effect of reducing the levels of trading activity and the secondary market for the Company's stock and make it more difficult for investors to sell the stock. (Rule 15(g); Penny Stock Disclosure General Rule and Regulations promulgated under the Securities and Exchange Act of 1934).

Possible De-listing of Securities.

      Prior to this Offering, there has been no established trading market for the Company's Securities and there is no assurance that a trading market for such Securities will develop after the completion of this Offering. The Company will seek a presence on the Nasdaq OTC - electronic bulletin board (BB). This is to provide liquidity. If a trading market does in fact develop for the Securities offered hereby, there could be no assurance that it will be sustained, nor that an active secondary market in the shares will develop.
Offering Period.

      The Offering will remain open until November 4, 2000, the date which is 90 days after the date of this Preliminary Prospectus; provided however, that such Offering period may be extended by the Company, in its sole and absolute discretion, for up to an additional 90 days.

Transfer Agent and Registrar

      The Securities Transfer Co. has been selected as the Transfer Agent and Registrar of the Company's Common Stock; 2591 Dallas Parkway Suite 102, Dallas Texas 75034.

Shareholder Report

      The Company will distribute to shareholders annual reports when they become due along with audited financial statements.

Dividends

      The Company has never declared any dividends (see "Risk Factors"
- "No Dividends Paid").

Conflict of Interest

      None. However to avoid conflicts of interest all employment and consultant agreements carry legal disclaims of non-competition, which if necessary, would be enforced by the Company. No policies, procedures or practices have been adopted by the Company to reduce or avoid potential conflicts other than that described above.


                             LEGAL EXPERTS

      Legal matters in connection with a review of the organization of the Company has been passed upon by Robert Fulton Dashiell, Esq., P.A., 813 E. Baltimore, Street, Baltimore, Md. 21202.

Accounting Experts

      Accounting matters in connection with the financial organization of the Company have been passed upon by the accounting firm of Booth Consulting, LLC, 10045 Red Run Blvd., Owings Mills, Maryland 21117 Properties

      Company's office is located at One East Chase Street, Baltimore, Maryland 21209. Upon successful completion of this offering, the Company intends to lease/purchase additional modest office and executive housing facilities in the Baltimore metropolitan area.

                  EMPLOYEE INCENTIVE COMPENSATION PLAN

      The Board of Directors contemplates an Employee Incentive Compensation Plan (the "Incentive Plan"), which includes the award of bonuses to Officers of the Company. All employees of the Company are eligible to receive bonuses under the Incentive Plan upon the authorization of the Board of Directors. Bonuses are based on the achievement of the Company's goals and objectives as determined by management and the Board of Directors.

Employee Stock Plan

      A Total of 1,500,000 shares of Common Stock are presently reserved for issuance under the Company's Employee Stock Plan, which was adopted by the Board of Directors and approved by the shareholders in July, 1998. The Employee Stock Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1954, as amended, is administered by the Board of Directors. Employees of the Company (including officers) are eligible to participate if they are customarily employed by the Company 20 hours or more per week and more than five months per year, under the Plan, participating employees may receive rights to purchase Common Stock in such amounts and for such prices (not less than 85% of the fair market value of the shares on the date of grant of the right to purchase shares under the Plan or the date of purchase) as may be established by the Board of Directors, and may pay for shares purchased under the Plan by means of regular payroll deductions, lump sum cash payments or a combination of both as determined by the Board of Directors. No single purchase right granted to an individual employee under the Employee Stock Plan may cover more than 25,000 shares and no more than 100,000 shares may be purchased by all participating employees under the Plan during any single calendar quarter. Employees may end their participation in the Plan at any time and participation ends automatically on termination of employment.

      To date, no shares have been offered or sold under the Employee Stock Plan, but the board of directors has authorized two types of grants. Initially, employees will be eligible to receive a right to purchase 500,000 shares of Common Stock each at a price of 85% of the price of the shares offered hereby. These rights will be exercisable by each participating employee on the date of the offering covered hereby, with payment due on or before July 1, 2000. On an ongoing basis, employees will receive the grant of a right to purchase Common Stock with up to 10% of the participating employee's basic compensation (up to Plan maximums) at a price of 85% of lesser of (a) the fair market value of Common Stock on the date of grant and (b) the fair market value of the Common Stock on the date of exercise. The rights will have a term of 24 months and will generally be automatically exercisable on each January 1st, July 1st and October 1st unless the participant has terminated his employment or withdrawn from Plan prior to such date. For new employees, grants of rights under the Plan will be on the first grant date following employment by the Company. Grant dates will occur on the date of the offering of the shares covered hereby and on the first day of each ensuing January, April, July and October. Only newly eligible employees will receive grants so long as participants hold a previously granted right, but a participant who has voluntarily withdrawn from the Plan will be eligible to receive a new grant on the next grant date.

Indemnification of Officers and Directors

      The Maryland General Corporation Law contains various provisions entitling directors, officers, employees or agents of the Company to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees, as the result of an action or proceeding (whether civil, criminal, administrative or investigative) in which they may be involved by reason of being or having been a director, officer, employee or agent of the Company provided said persons acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Company (and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the conduct complained of was unlawful). The By-laws of the Company provide that the indemnification provisions of any applicable law are to be utilized to the fullest extent permitted.

Limitation on liability of Directors

      The Maryland General Corporation Law permits a corporation, through its certificate of Incorporation, to exonerate its directors from personal liability to the corporation, or to its stockholders, for monetary damages for breach of fiduciary duty of care as a director, with certain exceptions. The exceptions include a breach of the director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, improper declarations of dividends, and transactions from which the directors derived an improper personal benefit. The Company's Certificate of Incorporation exonerates its directors from monetary liability to the extent permitted by this statutory provision. The Company has been advised that it is the position of the Securities and Exchange Commission that insofar as the foregoing provision is against public policy as expressed in the Act and is therefore unenforceable.


                    INTEREST IN CERTAIN TRANSACTIONS

      Within the last year there have not been any transactions of the Company in which a director, nominee to become a director, principal security provider, or relative or spouse of any person in which such person had or is to have a direct or indirect material interest.


                               LITIGATION

      There is no litigation pending to which the Company is a party.


                          FURTHER INFORMATION

      The Company has filed with the Securities and Exchange Commission, Washington, DC, a registration statement (together with all amendments called the "Registration Statement") with respect to the securities offered by this Preliminary Prospectus. This Preliminary Prospectus does not contain all the information set forth in a Small Offering Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the securities offered by this Preliminary Prospectus reference is made to the Registration Statement, including the exhibits and financial statement. Each statement in this Preliminary Prospectus referring to a document has been filed as an exhibit for a complete statement of its terms and conditions. Copies of the exhibits are on public file at offices of the Securities and Exchange Commission in Washington, DC, and may be obtained from the Commission upon payment of prescribed fees.
No dealer, salesman or any other person has been authorized to give any information or to make any representations not contained in this Preliminary Prospectus in connection with the offering made hereby, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, or any underwriter or broker/dealer, Neither the delivery of this Preliminary Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof or that there has been no change in the affairs of the Company since the date hereof. This Preliminary Prospectus does not constitute an offer to sell or a solicitation of an offer to buy by any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation in such jurisdiction.

      Until November 4, 2000 (90 days after the date of the Final Prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus in this distribution. This is in addition to the obligation of dealers to deliver a Final Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


TABLE OF CONTENTS                            Page #

Preliminary Prospectus   .....................  3
Preliminary Prospectus Summary   .............  3
The Company   ................................  3
The Offering   ...............................  4
Risk Factors   ...............................  5
Terms of the Offering   ......................  8
Use of Proceeds   ............................  8
Dilution   ................................... 11
Ownership by Present Shareholders
And Public Investors   ....................... 12
Plan of Distribution   ....................... 13
Distribution   ............................... 13
Underwriters Agreement   ..................... 14
Management's Discussion
and Financial Condition   .................... 14
Business of the Company   .................... 14
Operations and Assumptions   ................. 15
Board of Scientific Advisors   ............... 21
Management   ................................. 22
Family Relationships   ....................... 23
Remunerations   .............................. 23
Promoters of the Company   ................... 25
Principal Shareholders   ..................... 25
Capitalization   ............................. 26
Business Strategy -
Plan of Operation   .......................... 27
Description of the
Company Operating Agreement   ................ 27
Description of Capital Stock   ............... 28
Legal Experts   .............................. 30
Employee Incentive Compensation Plan   ....... 30
Interest in Certain Transactions   ........... 32
Litigation   ................................. 32
Further Information   ........................ 32
Financial Statements   ....................... F1



ITEM 2.  Financial Statements


                          U.S. HARVEST MEDICAL
                        TECHNOLOGIES CORPORATION
                    (A Development Stage Enterprise)

                      AUDITED FINANCIAL STATEMENTS
                           FOR THE YEAR ENDED
                           DECEMBER 31, 1999






                          U.S. HARVEST MEDICAL
                        TECHNOLOGIES CORPORATION
                    (A Development Stage Enterprise)

                          FINANCIAL STATEMENT
                           TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT                               1

BALANCE SHEET                                              2

STATEMENT OF OPERATIONS                                    3

STATEMENT OF CASHFLOWS                                     4

NOTES TO FINANCIAL STATEMENTS                            5-7






                      Independent Auditor's Report


Stockholders and Board of Directors
U.S. Harvest Medical Technologies Corporation
Baltimore, Maryland

We have audited the accompanying balance sheet of U. S. Harvest Medical Technologies Corporation as of December 31, 1999 and the related statements of operations, retained earnings and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements on the basis of our audit.

We concluded our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Harvest Medical Technologies Corporation as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with general accepted accounting principle.



By: /s/ Robin L. Booth
-----------------------
Robin L. Booth, CPA

September 15, 2000






                          U.S. HARVEST MEDICAL
                        TECHNOLOGIES CORPORATION
                    (A Development Stage Enterprise)

                             BALANCE SHEET
                        AS OF December 31, 1999


                   SEE INDEPENDENT AUDITOR'S REPORT


ASSETS                                           NOTE(S)

Cash                                                1      $       749
Marketable securities                               2        2,025,000
Research and development, net
  of accumulated amortization of
  $116,229 at December 31, 1999                     1          464,918
Organizational cost, net of accumulated
  amortization of $1,897 at December 31, 1999       1            7,588
Computers, net of accumulated depreciation
  of $1,833 at December 31, 1999                    1            3,667
Laboratory equipment, net of accumulated
  Depreciation of $65,800 at December 31, 1999      1          263,200

     TOTAL ASSETS                                          $ 2,765,122
                                                           ============


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable                                               305,617

     Total Liabilities                                         305,617

STOCKHOLDERS' EQUITY

Common stock, 375,000,000 authorized
  329,000,000 issued and outstanding,
  $.0038 stated value                                        1,250,000
Contributed capital                               3          1,710,132
Deficit accumulated during the
  development stage                               1           (500,627)

     Total Stockholders' Equity                              2,459,505

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $ 2,765,122
                                                           ============



See accompanying notes to financial statements.






                          U.S. HARVEST MEDICAL
                        TECHNOLOGIES CORPORATION
                    (A Development Stage Enterprise)

                        STATEMENT OF OPERATIONS
                        AS OF DECEMBER 31, 1999


                    SEE INDEPENDENT AUDITOR'S REPORT


REVENUE                                       NOTE(S)

Sales                                                       $        -

     Total Revenue                                          $        -


OPERATING EXPENSES

Salaries, wages and related taxes                              314,445
Amortization expense                                           118,126
Depreciation expense                                            67,633
Office supplies                                                    139
Bank service charges                                               124
Filing Fees                                                        100
Travel expense                                                      60


      Total expenses                                           500,627

      Net Loss                                              $ (500,627)


RETAINED EARNINGS, Beginning of Year                                 -

RETAINED EARNINGS, End of Year                              $ (500,637)
                                                           ============




See accompanying notes to financial statements.






                          U.S. HARVEST MEDICAL
                        TECHNOLOGIES CORPORATION
                    (A Development Stage Enterprise)

                        STATEMENT OF CASH FLOWS
                  FOR THE YEAR ENDED DECEMBER 31, 1999


                    SEE INDEPENDENT AUDITOR'S REPORT


CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss                                                    $ (500,627)

Adjustments to reconcile net
Loss to net cash provided by
operating activities
   Depreciation expense                                         67,633
   Amortization expense                                        118,126
   Increase in accounts payable                                314,445


   NET CASH FLOWS PROVIDED
   BY OPERATING ACTIVITIES                                  $     (423)


CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of machinery and equipment                           (134,500)
Research and development                                      (355,470)
Organizational cost                                             (9,485)
Investment in marketable securities                         (2,025,000)


   NET CASH FLOWS APPLIED
   BY INVESTING ACTIVITIES                                  (2,524,455)
                                                           ============

CASH FLOWS FROM FINANCING ACTIVITIES

Contributed capital                                        $ 2,025,000


   NET CASH FLOWS PROVIDED BY
   FINANCING ACTIVITIES                                    $ 2,025,000


NET INCREASE IN CASH                                       $  (499,878)

CASH BALANCE AT BEGINNING OF YEAR                          $         -

CASH BALANCE AT END OF YEAR                                $  (499,878)
                                                   -          =========
                                                   -          (500,627)




See accompanying notes to financial statements.






                          U.S. HARVEST MEDICAL
                       TECHNOLOGIES CORPORATION
                    (A Development Stage Enterprise)

                     NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999


Note 1 -Summary of Significant Accounting Policies

This summary of significant policies of U. S. Harvest Medical Technologies Corporation is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Description

U. S. Harvest Medical Technologies Corporation, a development stage enterprise, is a physician controlled organization providing comprehensive laboratory equipment and services. The equipment and services are designed to detect the quantal drug responses of human neoplasia and the presence of foodborne as well as the variations of hematopoetic malignant disease causing microorganisms, i.e. HIV, in human beings. The Company is currently pursuing a Regulation A Circular Offering with the Securities Exchange Commission.

During its developmental stage, the company has focused on the development of its technologies and the competitive and regulatory environment in which the Company will operate. To date, the company has marketed and tested the Bactos in independent clinical laboratories across the country including the National Institutes of Health ("NIH"). The Bactos, the America Test and the related software have received AMA, Medicaid and FDA clearance for rapid antibiotic analysis and tumor and chemosensitivity testing.

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting, which recognizes income when earned and expenses when incurred.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash equivalents include demand deposits, time deposits, certificate of deposits, and highly liquid debt instruments with original maturities of three months or less. At December 31, 1999, the Company's cash items are its time deposits (savings account) and demand deposits (checking account).






                          U.S. HARVEST MEDICAL
                       TECHNOLOGIES CORPORATION
                    (A Development Stage Enterprise)

                     NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999


Property and Equipment

Property and equipment are recorded at cost. Expenditures for maintenance and repairs are charged against operations; renewals and betterments that materially extend the life of the asset are capitalized. Gains or losses on dispositions of property are included in operations in the year of disposal. Depreciation is computed on the straight live basis over the estimated useful lives of the assets. Management's policy is to capitalize all purchases over $1,500.

Depreciation and Amortization

The cost of property, plant and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line basis for both financial reporting purposes and income tax purposes.

At December 31, 1999, the estimated useful life of the assets for purposes of computing depreciation is:

      Computers and equipment                      3 years
      Laboratory equipment                         5 years

Intangible assets are depreciated over the estimated useful life of the asset. Amortization is computed on the straight-line basis for both financial reporting purposes and income tax purposes.

At December 31, 1999, the estimated useful life of the intangible assets for purposes of computing depreciation is:

      Research and Development cost                3 years
      Organizational cost                          5 years

Use of Estimates

Management's estimates are used in the preparation of these financial statements in conformity with generally accepted accounting principles.






                         U.S. HARVEST MEDICAL
                       TECHNOLOGIES CORPORATION
                   (A Development Stage Enterprise)

                     NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999


Income Tax Provision

The company has a loss carry forward of ($500,627) at December 31, 1999 that can offset future taxable income through 2014.

Note 2 - Marketable Securities

The Company has 3,750,000 shares of stock in Hartech Corporation, a non-public corporation specializing in medical technology and research. The stock has a stated value of $.54. As of the date of these financial statements, no fair market value quote was available for the stock. In such, the aggregate fair market value of the stock is $2,025,000 at $.54 per share. The stock is not traded publicly.

Note 3 - Contributed Capital (Related Party Transaction)

U.S. Harvest Medical Technologies Corporation has the same majority stockholders as Hartech Corporation. Hartech Corporation contributed 3,750,000 shares of stock at, $.54 stated value, as an initial capital infusion for U. S. Harvest Medical Technologies Corporation.

Note 4 - General Notes

Subsequent to the balance sheet date, U.S. Harvest Medical Technologies Corporation received an additional 4,250,000 shares of stock in the Hartech Corporation at $.54 per share. On April 24, 2000, U.S. Harvest Medical Technologies Corporation signed a contract agreement with The Department of Health and Human Services (DHHS) for the use of a patent developed by the U.S. Government for use in the field of
 Pharmacogenomics.

On April 25, 2000, the Director of U.S. Harvest Medical Technologies Corporation authorized the NevWest Securities Corporation to file the Form 15C-211 on behalf of the Company for NASDAQ registration. Also, on April 26, 2000, the Board of Directors of U.S. Harvest Medical Technologies Corporation voted to authorize the "in-sourcing" of a Chief Financial Officer.






                             EXHIBIT INDEX


Exhibit                      Exhibit
Number                       Description
-----------------	           -----------------------

  1.          Underwriting Agreement  -  none
              1a.  Signature Page

  2.          Charter and By-Laws

  3. Instruments Defining the Rights of Security Holders - Specimen Stock Certificate

  4.          Subscription Agreement  -  none

  5.          Voting Trust Agreement  -  none

  6.          Material Contracts

              6a.1. Hartech Corporation - Exclusive License Agreement AMERICA TEST - Clinical laboratory instrument and enzyme tests; (Human Tumor Assay System)

              6a.2. Food and Drug Administration - 510 (k) #936123; [Clearance] for the use of Bactobridge Clinical laboratory Instruments

              6a.3. American Medical Association - License for use of [CPT] codes with the BactoWatch software

              6a.4. University of Maryland Institutional Review Board Agreement (IRB)

              6a.5.  University of Maryland  -  Testing Agreement

              6a.6.  University of Maryland  -  Confidential Document

              6a.7.  University of Maryland  -  Option Agreement

              6a.8.  Employment Agreements

                     a. William L. Robinson, Jr.,
                        Chief Executive Officer

                     b. R. Benjamin Dawson, M.D.
                        President

                     c. John R. Hurtt
                        Chief Information Officer

                     d. Martha Elaine Robinson
                        Corporate Secretary

              6b.    none

              6c.    Management Contracts - None

  7.  Material U.S. Patent(s)

              7a.    U.S. Patent Application #09/426/641

              7b.    U.S. Patent #05,645,988

  8.  Material Foreign Patent(s) None

  9. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession - none

 10.  Escrow Agreements

             10a.    Mercantile Safe Deposit and Trust Company

 11.  Consents

             11a.    Experts:

             11a.1   Consent of Independent Public Accountants
                     Booth Accounting, P.C.

             11a.2   Samuel Khoury, Ph.D.  -  Appraiser

             11b.    none

 12.         Opinion re-legality - Robert Fulton Dashiell, Esquire

 13. Sales Material - Any material required to be filed by virtue of Rule 256

 14.  "Test the Water" Material  -  Tombstone

 15.  Appointment of Agent for Service of Process  -  none

 16.  Additional Exhibits

                  -  State of Maryland, Medical Care Policy
                     Administration; Department of Health and Mental Hygiene - Approval

                     Proprietary Information Agreement (PIA) with
                     LabCorp., Inc.

                     Proprietary Information Agreement (PIA) with
                     InterContinental Telecomunications Corp.
                     (InterContel)

                     Employee Incentive Compensation Plan

                     Stock Registrar and Transfer Agent Agreement*

                     Standard and Poors Investor Relations Services*